UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)

Kiryat Atidim, Building 7, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Chemomab Therapeutics Ltd. (the “Company”) hereby furnishes the following documents:

(i)
Notice and Proxy Statement with respect to the Company’s annual general meeting of the shareholders (the “Meeting”) to be held on August 7, 2023, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting.

(ii)	Proxy Card whereby holders of American Depository Shares of the Company may vote at the Meeting without attending in person.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-3 (File No. 333-255658) and Form S-8 (File No. 333-259489, and No. 333-266868).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.

Date: July 3, 2023	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer